Delivering the Boating Dream

COMPANY PROFILE

MarineMax is the world's largest and most successful boat retailer with 66 locations in 15 states. MarineMax offers only premium brands that are superior in quality, styling and handling, and that are supported by the world's best manufacturers. MarineMax complements its industry leading brands with exclusive, value-added services, such as dedicated delivery captains, classroom and in-water customer training, professionally organized Getaways cruises, our unique Value-price no-haggle approach, and unparalleled after-sale service. MarineMax focuses on the customer and the philosophy of Delivering the Boating Dream, which is the driving force behind MarineMax. Whether our customers want to spend time cruising, fishing, skiing, tubing, or simply relaxing, MarineMax helps them get away from the stresses of everyday life and makes boating a fun and easy activity for the whole family. It's our ability to deliver a premier boating experience that keeps propelling MarineMax's industry-leading performance year after year.

Sixty-six locations in the following states:

Alabama • Arizona • California • Colorado • Delaware • Florida • Georgia • Minnesota • Nevada
New Jersey • North Carolina • Ohio • South Carolina • Texas • Utah





MarineMax's focuses on the customer and the philosophy of *"Delivering the Boating Dream,"* which is the driving force behind MarineMax's success.

MARINEMAX

2003 Annual Report



FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share data)	2001	2002	2003
Revenue	$504,071	$540,716	**$607,501**
Gross profit	$120,087	$124,579	**$147,772**
Income from operations	$ 27,353	$ 29,012	**$ 34,473**
Income before tax provision	$ 24,957	$ 27,748	**$ 32,002**
Net income per share: Diluted	$ 1.01	$ 1.10	**$ 1.26**

Revenue
(in millions)



$450
$551
$504
$541
$608
'99
'00
'01
'02
'03

Gross Profit
(in millions)



$112
$132
$120
$125
$148
'99
'00
'01
'02
'03

Income from Operations
(in millions)



$32
$39
$27
$29
$34
'99
'00
'01
'02
'03

lifestyle















Length (in feet)
100
75
50
25
0
Hatteras
Sea Ray
MERIDIAN YACHTS
Baja
Speed changes you.
BOSTON WHALER



Dear Fellow Stockholders and MarineMax Team Members:

I am proud of our accomplishments and the performance of the MarineMax team during 2003. Our passionate Team focused on "Delivering the Boating Dream" to our customers while delivering industry-leading results for our stockholders. Our emphasis on the boating lifestyle is based on our belief that boating is a great form of family recreation that can be enjoyed by all ages from young children to grandparents and serves as a stress reliever from the hectic lives that people live today. With the best team, the best strategies, and the best brands, we substantially outperformed our industry and many other industries despite less than robust overall economic conditions. As we enter a new fiscal year, we are well positioned for continued growth and success. I am confident that MarineMax will continue to pull away from the competition in 2004 and beyond.

Overview

While the economy ebbed and flowed during the year, we remained committed to delivering the best possible boating experience. The investment initiatives we have made in people, technology and strengthening our brand, along with implementing our long-term strategies continue to result in improved financial performance and increased stockholder value. We delivered stronger financial results than originally anticipated, increased our market share, strengthened our balance sheet and enhanced the MarineMax Team. Taking advantage of our competitive strengths, we solidified our leadership position as we increased our breadth of products and services. Never satisfied, we will stay focused on educating our customers on the benefits of boating and MarineMax which will lead to continued financial improvement and long-term stockholder value.

As the largest pleasure boat retailer, with the only coast-to-coast presence, we are uniquely positioned to offer outstanding products and services to our customers as they enjoy the lifestyle of boating close to home or while traveling. Through a combination of internal growth and strategic acquisitions, we continue to gain market share and increase our profitability and cash flow.

We are the leading consolidator in our industry and our acquisition strategy is very disciplined. The ability to share best practices and capitalize on our financial strength is the best way to ensure the highest return on our investment.

REVENUE EXCEEDED $607 MILLION

WE CURRENTLY HAVE 66 RETAIL LOCATIONS

commitment

During 2003, we expanded our presence in two of the fastest growing boating markets: the Southeast and the West. In the Southeast, we completed the acquisition of Killinger Marine's operation in the Florida Panhandle and southeast Alabama. Killinger has been a well regarded dealer along the northern Gulf Coast of Florida and Alabama for almost 60 years with revenue of approximately $15 million in its most recently completed fiscal year. The addition of the Killinger team and its three locations will help enhance our customer's experience, as we are better able to fulfill the needs of the boating communities in Florida, Alabama and Georgia.

We also strengthened our presence in the West with the acquisition of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado. Through its Grand Junction location, Sundance Marine generated approximately $10 million of revenue in its most recently completed fiscal year. The Denver location was opened during the spring of 2003 and is expected to add $5 million in incremental sales during its first full year. The Sundance Marine acquisition provides us with a strong presence in one of the largest boating markets in the Mountain states and complements our existing store base in Arizona, Nevada and Utah.

Even before we incorporate our culture and strategies into these two acquired dealers, both already had a reputation for quality service and strong customer support. This is a tribute to the passion and culture that exists in both organizations and ensures that the integration will be smooth and efficient.



Financial Discussion

I am very proud that in 2003 we delivered record revenue in excess of $607 million. The revenue growth was driven by a 6% increase in same-store sales. But perhaps more important is the trend in same-store sales growth. Our last three quarters reflected strong same-store sales growth, including 18% for the September quarter. While it is still early in the cycle, we obviously hope to capitalize on this momentum as we move into 2004.

ferrettigroup







"I bought the finest boat from the finest dealership. The professional, knowledgeable staff at MarineMax made purchasing my boat almost as much fun as using it."

—Michael Rosenbloum
New Jersey




Length (in feet)
250
200
150
100
50
0
BERTRAM
FERRETTI YACHTS
PERSHING
apreamare
MOCHI CRAFT
CUSTOM LINE
CRN
Riva



"MarineMax made our boating dream a reality, so much so, I have referred a number of my friends to share the dream. Most important, sales and service have continued to be responsive friends throughout the ownership of our boat."

—Terry Aidman
Florida



GRADY-WHITE



MERCURY
SEA HUNT







Length (in feet)
35
25
15
5
0
CENTURY
A Yamaha Boat Company
TRACKER boats
SEA HUNT
When Boating Pleasure Is Important
GRADY-WHITE
MERCURY
MerCruiser

Quality


TRACKER

Our gross margin increased by approximately 130 basis points. The increase resulted primarily from the continued incremental improvements in our service, parts and accessories and finance and insurance businesses, coupled with improvements in our gross margins on the boats as well.

While our expense structure was higher than years past, as a percentage of sales, I believe that our infrastructure is at the correct level, assuming better times are ahead. We will monitor both our expenses and business trends to ensure we maximize our profitability and capitalize on all opportunities.

Our fiscal year earnings grew by over 15% producing strong cash flows and resulting in a stronger balance sheet. We spend a lot of time focusing on our balance sheet to ensure we are well positioned to offset the cyclical nature of the industry. Our financial strength allows us to: expand while others contract, secure better purchasing opportunities from manufacturers, and obtain better financing and other tangible benefits that give us significant competitive advantages.

Looking Ahead

Fiscal 2003 was a year in which we made significant progress through our team working together to exceed the greatest expectations of our customers, fellow team members and our stockholders. We have always believed that we are in the people business and that our positive results are due more from having the right team members in the right positions than our strategies, products or services. We will continue our focus on our team, thereby positioning our company to capitalize on an economic recovery as we gain an even greater share of the recreation market.

Looking ahead, we will focus on three drivers of growth in 2004.

First, we will focus on internal growth by driving same-store sales. As you may have seen, we expanded our product offerings by becoming the exclusive dealer in the United States for the preeminent Ferretti Group of products, including Ferretti Yachts,

OUR EARNINGS INCREASED BY OVER 15 PERCENT





Custom Line, CRN, Riva, Mochi Craft, Pershing and Apreamare and the exclusive Bertram dealer for the United States, excluding the Peninsula of Florida and certain portions of New England. These products complement our other premium brands. This brand expansion, along with other brands that we added in 2003, such as Grady White and Meridian, will help drive same-store sales growth and accordingly future earnings. Our ability to expand our product offerings by adding premier brands is a tribute to our financial strength and distribution capabilities. In 2004, we will focus on integrating these products and continue to expand our service, parts and accessory, finance and insurance and brokerage businesses. We have driven incremental improvements in the past in these areas and expect that trend to continue.

Second, we will seek accretive strategic acquisitions. We constantly are in discussions with dealers to become a part of MarineMax. While the timing of acquisitions is unpredictable, these efforts will continue.

Finally, we will invest in strengthening the MarineMax Team as this has yielded strong results throughout our history.

While the general economic tide seems to be changing for the positive, it is still too early to be sure. Our successful performance in the last two years has prepared us to overcome any environment. If the cycle turns positive, we will endeavor to capitalize on every opportunity to deliver very sound results.

On behalf of the entire MarineMax management team, we extend our appreciation to our stockholders, customers, business partners and team members. We are honored by the support you have shown us and the value you have placed in our relationship. We look forward to many more years of success.

Sincerely,

William H. McGill, Jr.
Chairman of the Board,
Chief Executive Officer
and President



Bill and the boating grandkids.

SELECTED FINANCIAL DATA

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The balance sheet data as of September 30, 2003 and 2002 and the statement of operations data for the fiscal years ended September 30, 2003 and 2002 were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP, independent certified public accountants. The balance sheet data as of September 30, 2001, 2000, and 1999 and the statements of operations data for the fiscal years ended September 30, 2001, 2000, and 1999 were derived from the consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent certified public accountants. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended September 30,				
(Amounts in thousands except share and per share data)	2003	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA:					
Revenue	$607,501	$540,716	$504,071	$550,654	$450,058
Cost of sales	459,729	416,137	383,984	419,080	338,403
Gross profit	147,772	124,579	120,087	131,574	111,655
Selling, general, and administrative expenses	113,299	95,567	92,734	92,520	79,484
Income from operations	34,473	29,012	27,353	39,054	32,171
Interest expense, net	2,471	1,264	2,396	4,127	2,040
Income before tax provision	32,002	27,748	24,957	34,927	30,131
Tax provision	12,321	10,683	9,608	13,534	11,978
Net income	$ 19,681	$ 17,065	$ 15,349	$ 21,393	$ 18,153
Net income per share: Diluted	$ 1.26	$ 1.10	$ 1.01	$ 1.41	$ 1.21
Weighted average number of shares: Diluted	15,671,470	15,540,973	15,238,719	15,204,182	14,964,727
OTHER DATA:					
Number of retail locations(1)	65	59	53	52	51
Sales per store(2)(4)	$ 11,900	$ 12,273	$ 12,382	$ 14,056	$ 12,938
Same-store sales growth(3)(4)	6%	3%	(9)%	20%	18%

	September 30,				
	2003	2002	2001	2000	1999
BALANCE SHEET DATA:					
Working capital	$ 67,003	$ 55,426	$ 47,447	$ 40,853	$ 28,353
Total assets	329,155	301,146	264,490	231,330	235,751
Long-term debt (including current portion)(5)	22,343	21,765	8,640	6,280	7,520
Total stockholders' equity	166,056	145,190	127,693	112,340	90,234

(1) Includes only those retail locations open at period end.
(2) Includes only those stores open for the entire preceding 12- or nine-month period, respectively.
(3) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.
(4) A store is one or more retail locations that are adjacent or operate as one entity.
(5) Amount excludes our short-term borrowings for working capital and inventory financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, AND RESULTS OF OPERATIONS

We are the largest recreational boat retailer in the United States with fiscal 2003 revenue exceeding $607 million. Through our current 66 retail locations in 15 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended warranty contracts; provide boat repair and maintenance services; and offer yacht and boat brokerage services.

MarineMax was incorporated in January 1998. We have significantly expanded our operations through the acquisition of 21 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility since our formation. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

During the fiscal year ended September 30, 2003, we completed the acquisition of two recreational boat dealers. During September 2003, we acquired substantially all of the assets and assumed certain liabilities of Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc., a privately held boat dealership with locations in Ft. Walton Beach and Pensacola, Florida and Gulf Shores, Alabama, for approximately $2.3 million in cash, including acquisition costs. During June 2003, we acquired substantially all of the assets and assumed certain liabilities of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado, for approximately $3.3 million in cash, including acquisition costs. The asset purchase agreement contains an earn out provision, which will impact the final purchase price annually, based on the future profits of the region through September 2008, assuming certain conditions and provisions are met. These acquisitions were accounted for under the purchase method of accounting.

During the fiscal year ended September 30, 2002, we completed the acquisition of two recreational boat dealers. During April 2002, we acquired the net assets, including the owned sales and marina facilities, and assumed certain liabilities of Gulfwind Marine Partners, Inc. and affiliates, a privately held boat dealership with locations in Sarasota, Venice, and Cape Haze, Florida, for approximately $16.0 million in cash. During July 2002, we acquired substantially all of the assets and assumed certain liabilities of Seaside Marine, Inc., a privately held boat dealership in San Diego, California for approximately $100,000 in cash, including acquisition costs. These acquisitions were accounted for under the purchase method of accounting.

During the fiscal year ended September 30, 2001, we completed the acquisition of a full-service yacht repair facility. We acquired the net assets, including the assumption of certain liabilities and related property and buildings, for approximately $5.6 million in cash, including acquisition costs. The acquisition was accounted for under the purchase method of accounting.

We derive our revenue from selling new and used recreational boats and related marine products; arranging third-party financing, insurance, and extended warranty products; providing boat repair and maintenance services; and offering boat and yacht brokerage services. Revenue from boat or related marine product sales, boat repair and maintenance services, and boat or yacht brokerage services is recognized at the time the product is delivered to the customer or the service is completed. Revenue earned by us for arranging financing, insurance, and extended warranty products is recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized.

Cost of sales generally includes the cost of the recreational boat or other marine product, plus any additional labor, parts, or consumables used in providing maintenance, repair, and rigging services.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales, and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. Commissions earned by us for placing notes with financial institutions in connection with customer boat financing are recognized when the related boat sales are recognized. Marketing fees earned on credit life, accident, and disability and hull insurance products sold by third-party insurance companies are also recognized when the related boat sale is recognized. Commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies are recognized at the later of customer acceptance of the service contract terms as evidenced by contract execution, or when the related boat sale is recognized.

Vendor Consideration Received

In November 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 establishes the accounting standards for the recognition and measurement of cash consideration paid by a vendor to a reseller. EITF 02-16 is effective for interim period financial statements beginning after December 15, 2002, with early adoption permitted.

In March 2003, the EITF revised certain provisions of its previously reached conclusions on EITF 02-16 and provided additional transitional guidance. EITF 02-16 does not provide for restatement or reclassification of prior year amounts; rather it requires prospective application for new agreements or modifications of existing agreements entered into subsequent to December 31, 2002. We determined that EITF 02-16 impacts our accounting for certain consideration received from vendors beginning July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. We adopted EITF 02-16 prospectively for fiscal 2003 during the quarter ended December 31, 2002. Had we adopted EITF 02-16 at the beginning of fiscal 2001, the amount of interest assistance that would have been offset to cost of sales instead of netted against interest expense would have been approximately $2.9 million, $4.0 million and $4.4 million in fiscal 2003, 2002, and 2001, respectively.

Inventories

New and used boat inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. If the carrying amount of our inventory exceeds its fair value, we reduce the carrying amount to reflect fair value. We utilize our historical experience and current sales trends as the basis for our lower of cost or market analysis. If events occur and market conditions change, causing the fair value to fall below carrying value, further reductions may be required.

Valuation of Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and that identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. We have determined that our only identifiable intangible assets are dealer agreements, which are indefinite-lived intangibles. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually.

SFAS 142 was effective for fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early adopt SFAS 142 in fiscal 2002. SFAS 142 required the completion of a transitional impairment test within six months from the date of initial adoption of the statement. In addition to the initial assessment, we assess the impairment of identifiable intangible assets and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the transitional impairment test, which resulted in no impairment of goodwill or identifiable intangible assets. We have also completed the annual impairment test at June 30, 2003, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in connection with SFAS 142. We will continue to test goodwill and identifiable intangible assets for impairment at least annually on June 30, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Prior to the adoption of SFAS 142, all purchase price in excess of the net tangible assets was recorded as goodwill and no identifiable intangible assets were recognized. Identifiable intangible assets and net goodwill amounted to $4.5 million and $48.6 million, respectively, as of September 30, 2003.

For a more comprehensive list of our accounting policies, including those which involve varying degrees of judgment, see Note 3—"Significant Accounting Policies" of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,					
(Amounts in thousands)	2003		2002		2001	
Revenue	$607,501	100.0%	$540,716	100.0%	$504,071	100.0%
Cost of sales	459,729	75.7%	416,137	77.0%	383,984	76.2%
Gross profit	147,772	24.3%	124,579	23.0%	120,087	23.8%
Selling, general, and administrative expenses	113,299	18.7%	95,567	17.7%	92,734	18.4%
Income from operations	34,473	5.7%	29,012	5.3%	27,353	5.4%
Interest expense, net	2,471	0.4%	1,264	0.2%	2,396	0.4%
Income before tax provision	32,002	5.3%	27,748	5.1%	24,957	5.0%
Income tax provision	12,321	2.0%	10,683	2.0%	9,608	1.9%
Net income	$ 19,681	3.2%	$ 17,065	3.1%	$ 15,349	3.0%

Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002

Revenue. Revenue increased $66.8 million, or 12.4%, to $607.5 million for the fiscal year ended September 30, 2003 from $540.7 million for the fiscal year ended September 30, 2002. Of this increase, $35.8 million was attributable to stores not eligible for inclusion in the comparable-store base and $31.0 million was attributable to a 6% growth in comparable-store sales in fiscal 2003. The increase in comparable-store sales in fiscal 2003 resulted primarily from the timing of certain yacht sales, revenue from our new product lines and increased sales of our finance and insurance, parts and service products.

Gross Profit. Gross profit increased $23.2 million, or 18.6%, to $147.8 million for the fiscal year ended September 30, 2003 from $124.6 million for the fiscal year ended September 30, 2002. Gross profit margin as a percentage of revenue increased to 24.3%

in fiscal 2003 from 23.0% in fiscal 2002. This increase was primarily attributable to an increase in finance and insurance, parts and service revenue, which generally yield higher gross margins than boat sales. In addition, less margin pressure on smaller boats also contributed to the gross profit increase. This increase was partially offset by an increase in sales of larger boats, which historically carry lower gross profits.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $17.7 million, or 18.6%, to $113.3 million for the fiscal year ended September 30, 2003 from $95.6 million for the fiscal year ended September 30, 2002. Selling, general, and administrative expenses as a percentage of revenue increased to 18.7% in fiscal 2003 from 17.7% in fiscal 2002. The increase in selling, general, and administrative expenses as a percentage of revenue is attributable to additional costs associated with marketing and an increased level of operations compared to that of the prior year.

Interest Expense, Net. Interest expense, net increased $1.2 million, or 95.5%, to $2.5 million for the fiscal year ended September 30, 2003 from $1.3 million for the fiscal year ended September 30, 2002. Interest expense, net as a percentage of revenue, increased to 0.4% in fiscal 2003 from 0.2% in fiscal 2002. The increase in total interest charges was the result of increased long-term borrowings associated with mortgages on facilities and equipment and the implementation of EITF 02-16, partially offset by a more favorable interest rate environment.

Income Tax Provision. Income taxes increased $1.6 million, or 15.3%, to $12.3 million for the fiscal year ended September 30, 2003 from $10.7 million for the fiscal year ended September 30, 2002. Our effective tax rate remained constant at 38.5% in fiscal 2003 and fiscal 2002.

Fiscal Year Ended September 30, 2002 Compared to Fiscal Year Ended September 30, 2001

Revenue. Revenue increased $36.6 million, or 7.2%, to $540.7 million for the fiscal year ended September 30, 2002 from $504.1 million for the fiscal year ended September 30, 2001. Of this increase, $23.1 million was attributable to stores not eligible for inclusion in the comparable-store base and $13.5 million was attributable to 3% growth in comparable-store sales in fiscal 2002. We believe the increase in comparable-store sales in fiscal 2002 resulted primarily from our focus on our core retailing strategies of customer service and delivering a family-oriented boating experience.

Gross Profit. Gross profit increased $4.5 million, or 3.7%, to $124.6 million for the fiscal year ended September 30, 2002 from $120.1 million for the fiscal year ended September 30, 2001. Gross profit margin as a percentage of revenue decreased to 23.0% in fiscal 2002 from 23.8% in fiscal 2001. The decrease was attributable to a proportionate increase in sales of larger boats, which historically carry lower gross profits and downward pressure on the selling price of our boats due to softer economic and market conditions. This decline was partially offset by an increase in parts and service revenue and commissions/marketing fees received on certain finance and insurance products, which generally yield higher gross margins than boat sales.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $2.8 million, or 3.1%, to $95.6 million for the fiscal year ended September 30, 2002 from $92.7 million for the fiscal year ended September 30, 2001. Selling, general, and administrative expenses as a percentage of revenue decreased to 17.7% in fiscal 2002 from 18.4% in fiscal 2001. The decrease in selling, general, and administrative expenses as a percentage of revenue is attributable to our cost-containment initiatives, including workforce reductions, resulting in a stronger leveraging of our operating structure and approximately $1.0 million from the elimination of goodwill amortization, which represents the impact of adopting SFAS 142, partially offset by the acquisition of Gulfwind Marine, which currently operates at a lower operating margin than the rest of our company.

Interest Expense, Net. Interest expense, net decreased $1.1 million, or 47.2%, to $1.3 million for the fiscal year ended September 30, 2002 from $2.4 million for the fiscal year ended September 30, 2001. Interest expense, net as a percentage of revenue, decreased to 0.2% in fiscal 2002 from 0.5% in fiscal 2001. The decrease in total interest charges was the result of a more favorable interest rate environment, partially offset by an increase in long-term borrowings or mortgages placed on new and acquired facilities.

Income Tax Provision. Income taxes increased $1.1 million, or 11.2%, to $10.7 million for the fiscal year ended September 30, 2002 from $9.6 million for the fiscal year ended September 30, 2001. Our effective tax rate remained constant at 38.5% in fiscal 2002 and fiscal 2001.

QUARTERLY DATA AND SEASONALITY

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

(Amounts in thousands except share and per share data)	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Revenue	$163,290	$187,173	$159,063	$97,975	$135,742	$170,595	$133,794	$100,585
Cost of sales	117,118	143,469	124,822	74,320	98,568	130,466	106,233	80,870
Gross profit	46,172	43,704	34,241	23,655	37,174	40,129	27,561	19,715
Selling, general, and administrative expenses	32,849	29,278	27,370	23,802	26,786	27,126	21,852	19,803
Income (loss) from operations	13,323	14,426	6,871	(147)	10,388	13,003	5,709	(88)
Interest expense, net	939	683	216	633	355	478	264	167
Income (loss) before tax provision	12,384	13,743	6,655	(780)	10,033	12,525	5,445	(255)
Tax provision (benefit)	4,768	5,291	2,562	(300)	3,862	4,822	2,096	(97)
Net income (loss)	$ 7,616	$ 8,452	$ 4,093	$ (480)	$ 6,171	$ 7,703	$ 3,349	$ (158)
Net income (loss) per share: Diluted	$ 0.48	$ 0.54	$ 0.26	$ (0.03)	$ 0.40	$ 0.49	$ 0.22	$ (0.01)
Weighted average number of shares: Diluted	15,950,257	15,656,203	15,541,897	15,537,053	15,588,763	15,780,582	15,253,479	15,246,459

LIQUIDITY AND CAPITAL RESOURCES

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. These cash needs have historically been financed with cash from operations and borrowings under credit facilities. We depend upon dividends and other payments from our consolidated operating subsidiaries to fund our obligations and meet our cash needs. Currently, no agreements exist that restrict this flow of funds.

For the fiscal years ended September 30, 2003, 2002, and 2001, we generated cash flows from operating activities of approximately $27.1 million, $4.2 million, and $9.6 million, respectively. In addition to net income, cash provided by operating activities was due primarily to inventory management, including the management of inventory financing.

For the fiscal years ended September 30, 2003, 2002, and 2001, cash flows used in investing activities were approximately $19.4 million, $22.3 million, and $14.4 million, respectively. Cash used in investing activities was primarily attributable to cash used in business acquisitions and to purchase property and equipment associated with opening new or improving existing retail facilities.

For the fiscal year ended September 30, 2003, cash flows used in financing activities approximated $1.5 million. For the fiscal years ended September 30, 2002 and 2001, cash flows provided by financing activities approximated $12.4 million and $2.2 million, respectively. For the fiscal year ended September 30, 2003, cash used in financing activities was primarily attributable to repayments on long-term debt. For the fiscal years ended September 30, 2002 and 2001, cash flows provided by financing activities reflect the proceeds from borrowing on long-term debt and mortgages, which was partially offset by the repayment of long-term debt.

As of September 30, 2003, our indebtedness totaled approximately $119.3 million, of which approximately $22.3 million was associated with our real estate holdings and $97.0 million was associated with financing our inventory and working capital needs.

In December 2001, we entered into a revolving credit facility that provides a line of credit with asset-based borrowing availability of up to $220 million. The facility also allows us $20 million in traditional floorplan borrowings. The facility, which has a three-year term with two one-year renewal options, replaces four separate line of credit facilities. In November 2002, we exercised one of the two one-year renewal options, which the bank approved, extending the maturity date to December 2005. The facility accrues interest at a rate of LIBOR plus 175 to 260 basis points, which is determined in accordance with a performance pricing grid, as defined in the credit facility. Borrowings under the facility are pursuant to a borrowing base formula and are used primarily for working capital and inventory financing. The terms and conditions of the facility are similar to the terms and conditions of the prior separate line of credit facilities.

During the fiscal years ended September 30, 2003, 2002, and 2001, we completed the acquisition of five marine retail operations. We acquired the net assets, related property, and buildings and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $27.3 million in cash, including acquisition costs.

Except as specified in this "Management's Discussion and Analysis of Financial Condition, and Results of Operations" and in our consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

CONTRACTUAL COMMITMENTS AND COMMERCIAL COMMITMENTS

The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2003:

Year Ending September 30, (Amounts in thousands)	Line of Credit	Long-Term Debt	Operating Leases	Total
2004	$97,000	$ 2,344	$ 5,929	$105,273
2005	—	2,453	4,283	6,736
2006	—	2,567	3,667	6,234
2007	—	2,579	3,421	6,000
2008	—	2,509	2,531	5,040
Thereafter		9,891	1,142	11,033
Total	$97,000	$22,343	$20,973	$140,316

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share and per share data)

	September 30, 2003	September 30, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,508	$ 4,323
Accounts receivable, net	21,757	14,268
Inventories, net	165,382	164,121
Prepaids and other current assets	4,127	3,613
Current deferred tax asset	1,528	213
Total current assets	203,302	186,538
Property and equipment, net	71,899	64,016
Goodwill and other intangible assets, net	53,144	49,589
Other long-term assets	810	1,003
Total assets	$329,155	$301,146
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 12,402	$ 9,283
Customer deposits	9,924	9,149
Accrued expenses	14,629	15,772
Short-term borrowings	97,000	95,000
Current maturities of long-term debt	2,344	1,908
Total current liabilities	136,299	131,112
Other liabilities	—	502
Deferred tax liabilities	6,801	4,485
Long-term debt, net of current maturities	19,999	19,857
Total liabilities	163,099	155,956
COMMITMENTS AND CONTINGENCIES		
Stockholders' Equity:		
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued or outstanding at September 30, 2003 and 2002	—	—
Common stock, $.001 par value; 24,000,000 shares authorized, 15,401,686 and 15,285,704 shares issued and outstanding at September 30, 2003 and 2002, respectively	15	15
Additional paid-in capital	65,235	64,037
Retained earnings	100,806	81,156
Treasury stock, at cost, 2,349 shares held at September 30, 2002	—	(18)
Total stockholders' equity	166,056	145,190
Total liabilities and stockholders' equity	$329,155	$301,146

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share and per share data)

	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002	For the Year Ended September 30, 2001
Revenue	$607,501	$540,716	$504,071
Cost of sales	459,729	416,137	383,984
Gross profit	147,772	124,579	120,087
Selling, general, and administrative expenses	113,299	95,567	92,734
Income from operations	34,473	29,012	27,353
Interest expense, net	2,471	1,264	2,396
Income before income taxes	32,002	27,748	24,957
Income tax provision	12,321	10,683	9,608
Net income	$ 19,681	$ 17,065	$ 15,349
Basic net income per common share	$ 1.28	$ 1.12	$ 1.01
Diluted net income per common share	$ 1.26	$ 1.10	$ 1.01
Weighted average number of common shares used in computing net income per common share:			
Basic	15,337,873	15,270,827	15,220,322
Diluted	15,671,470	15,540,973	15,238,719

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands except per share data)

	Common Stock		Additional			Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Stockholders' Equity
BALANCE, September 30, 2000	15,221,780	$15	$63,572	$ 48,753	$ —	$112,340
Net income	—	—	—	15,349	—	15,349
Purchase of treasury stock	(81,413)	—	—	—	(501)	(501)
Issuance of treasury stock	25,668	—	5	(11)	157	151
Issuance of common stock	55,343	—	354	—	—	354
BALANCE, September 30, 2001	15,221,378	15	63,931	64,091	(344)	127,693
Net income	—	—	—	17,065	—	17,065
Issuance of treasury stock	53,396	—	(5)	—	326	321
Issuance of common stock	10,930	—	111	—	—	111
BALANCE, September 30, 2002	15,285,704	15	64,037	81,156	(18)	145,190
Net income	—	—	—	19,681	—	19,681
Purchase of treasury stock	(15,000)	—	—	—	(134)	(134)
Issuance of treasury stock	17,349	—	—	(31)	152	121
Issuance of common stock	113,633	—	1,198	—	—	1,198
BALANCE, September 30, 2003	15,401,686	$15	$65,235	$100,806	$ —	$166,056

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Year Ended September 30, 2003	For the Year Ended September 30, 2002	For the Year Ended September 30, 2001
Cash Flows from Operating Activities:			
Net income	$ 19,681	$ 17,065	$ 15,349
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,440	3,614	3,984
Deferred income tax provision	1,001	1,570	1,092
Gain on sale of property and equipment	(29)	(70)	(30)
Other	275	80	144
(Increase) decrease in—			
Accounts receivable	(7,356)	(290)	6,231
Inventories	8,309	3,531	(32,879)
Prepaids and other assets	148	(2,318)	1,802
Increase (decrease) in—			
Accounts payable	3,025	(1,681)	(945)
Customer deposits	732	1,967	(8,821)
Accrued expenses and other liabilities	(1,897)	(364)	(2,194)
Short-term borrowings	(1,186)	(18,942)	25,900
Net cash provided by operating activities	27,143	4,162	9,633
Cash Flows from Investing Activities:			
Cash used in business acquisitions, net of cash acquired	(10,716)	(15,022)	(5,585)
Purchases of property and equipment	(8,988)	(7,516)	(8,940)
Proceeds from sale of property and equipment	258	287	86
Net cash used in investing activities	(19,446)	(22,251)	(14,439)
Cash Flows from Financing Activities:			
Issuance of common stock	1,044	352	361
Borrowings on long-term debt	—	13,100	3,186
Repayments on long-term debt	(2,422)	(1,037)	(826)
Purchase of treasury stock	(134)	—	(501)
Net cash (used in) provided by financing activities	(1,512)	12,415	2,220
Net Increase (Decrease) in Cash and Cash Equivalents:	6,185	(5,674)	(2,586)
Cash and Cash Equivalents, beginning of period	4,323	9,997	12,583
Cash and Cash Equivalents, end of period	$ 10,508	$ 4,323	$ 9,997
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			
Assumption of debt (primarily inventory financing) in conjunction with businesses acquired and the purchase of property and equipment	$ 3,000	$ 17,005	$ —

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

We were incorporated in Delaware in January 1998, and are the largest recreational boat retailer in the United States. We engage primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts, and accessories. As of September 30, 2003, we operated through 65 retail locations in 15 states, consisting of Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, South Carolina, Texas, and Utah.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Meridian and Hatteras Yachts, all of which are manufactured by Brunswick Corporation (Brunswick), the world's largest manufacturer of marine products. Sales of new Brunswick boats (including Hatteras Yachts, which Brunswick acquired in November 2001) accounted for approximately 65%, 65%, and 70% of our revenue in fiscal 2003, 2002, and 2001, respectively. We believe we represented approximately 10% of all Brunswick marine product sales during the same periods.

We have entered into dealership agreements with Sea Ray, Boston Whaler, Meridian, Hatteras Yachts, Mercury Marine, and Baja Marine Corporation, all subsidiaries or divisions of Brunswick. These agreements allow us to purchase, stock, sell, and service Brunswick boats and products. These agreements also allow us to use Brunswick's names, trade symbols and intellectual properties in our operations.

Each of our operating dealership subsidiaries that carry the Sea Ray product line is a party to a multi-year dealer agreement with Brunswick covering Sea Ray products, expiring beginning in 2008, and is the exclusive dealer of Sea Ray boats in its geographic markets. Our subsidiary, MarineMax Motor Yachts, LLC, is a party to a dealer agreement with Hatteras Yachts. The agreement gives us the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida Panhandle) and the state of Texas, as well as the U.S. distribution rights for Hatteras products over 82 feet.

As is typical in the industry, we deal with manufacturers, other than the Sea Ray division of Brunswick, under renewable annual dealer agreements, each of which gives us the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements for any reason, including changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect our results of operations. Although there are a limited number of manufacturers of the type of boats and products that we sell, we believe that other suppliers could provide similar boats and products on comparable terms. A change in suppliers, however, could cause a potential loss of revenue, which would affect operating results adversely.

The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2. ACQUISITIONS:

We have significantly expanded our operations through the acquisition of 20 recreational boat dealers, two boat brokerage operations, and one full-service yacht repair facility since our formation. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including, in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. The following are the acquisitions we have completed during the years ending September 30, 2003, 2002, and 2001.

In September 2003, we acquired substantially all of the assets and assumed certain liabilities of Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc., a privately held boat dealership with locations in Ft. Walton Beach and Pensacola, Florida and Gulf Shores, Alabama, for approximately $2.3 million in cash, including acquisition costs. The acquisition was accounted for under the purchase method of accounting, which based on our initial valuation resulted in the recognition of approximately $600,000 in goodwill, including acquisition costs and approximately $300,000 in indefinite-lived intangible assets (primarily dealer agreements). The acquisition expands our ability to serve consumers in the Alabama and Florida panhandle boating communities. Killinger Marine has been included in our condensed consolidated financial statements since the date of acquisition.

In June 2003, we acquired substantially all the assets and assumed certain liabilities of Sundance Marine, Inc., a privately held boat dealership with locations in Denver and Grand Junction, Colorado, for approximately $3.3 million in cash, including acquisition costs. The acquisition was accounted for under the purchase method of accounting, which based on our initial valuation resulted in the recognition of approximately $1.7 million in goodwill, including acquisition costs, and approximately $900,000 in indefinite-lived intangible assets (primarily dealer agreements). The acquisition expands our ability to serve consumers in the western United States boating community. The asset purchase agreement contains an earn out provision, which will impact the final purchase price annually, based on the future profits of the region through September 2008, assuming certain conditions and provisions are met. Sundance Marine has been included in our condensed consolidated financial statements since the date of acquisition.

In July 2002, we purchased inventory and certain equipment from the previous San Diego-based Sea Ray dealer (San Diego) for approximately $100,000 in cash including acquisition costs, and assumed certain liabilities. The acquisition was accounted for under the purchase method of accounting, which based on our initial valuation resulted in the recognition of approximately $100,000 in goodwill, including acquisition costs. This purchase enhanced our ability to serve consumers in the western United States. San Diego has been included in our consolidated financial statements since the date of acquisition.

In April 2002, we acquired the net assets of Gulfwind Marine Partners, Inc. and Affiliates (Gulfwind), including related property and buildings, for approximately $16.0 million in cash, including acquisition costs, and assumed certain liabilities. Gulfwind operates sales and service facilities located in Sarasota, Venice, and Cape Haze, Florida. Gulfwind generated approximately $60.0 million of revenue in its last completed fiscal year prior to the acquisition, and the acquisition expanded our ability to serve consumers in the west Florida boating community. The acquisition was accounted for under the purchase method of accounting, which based on our initial valuation resulted in the recognition of approximately $6.2 million in goodwill, including acquisition costs, and approximately $3.3 million in indefinite-lived intangible assets (primarily dealer agreements). Gulfwind has been included in our consolidated financial statements since the date of acquisition.

In January 2001, we acquired the net assets of Associated Marine Technologies, Inc. (Associated), including the assumption of certain liabilities and related property and buildings, for approximately $5.6 million in cash, including acquisition costs. Associated operates a full-service yacht repair facility near Ft. Lauderdale, Florida. The acquisition allows us to better serve our Hatteras and yacht customers. The acquisition was accounted for under the purchase method of accounting, which resulted in the recognition of approximately $2.3 million in goodwill. Associated has been included in our consolidated financial statements since the date of acquisition.

The unaudited pro forma results of operations are presented for informational purposes only. The unaudited pro forma results of operations include an adjustment to record income taxes as if the significant acquisitions were taxed as C corporations from the beginning of the period presented until their respective acquisition dates. The unaudited pro forma results of operations do not include adjustments to remove certain private company expenses, which will not be incurred in future periods. The unaudited pro forma results of operations may not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated these businesses as of the beginning of the period presented.

Our unaudited pro forma consolidated results of operations, assuming all significant fiscal 2002 acquisitions accounted for under the purchase method of accounting had occurred at the beginning of each period presented, are as follows for the fiscal years ended September 30, 2002 and 2001:

(Unaudited) (Amounts in thousands except earnings per share)	2002	2001
Revenue	$566,036	$567,402
Net income	$ 17,134	$ 16,400
Basic earnings per share	$ 1.12	$ 1.08
Diluted earnings per share	$ 1.10	$ 1.08

Pro forma results of operations have not been presented with respect to any of the fiscal 2003 or 2001 acquisitions, as the effects of those acquisitions were not significant on either an individual or an aggregate basis in the related acquisition year.

3. SIGNIFICANT ACCOUNTING POLICIES:

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

We made interest payments of approximately $2.5 million, $1.3 million, and $2.4 million for the fiscal years ended September 30, 2003, 2002, and 2001, respectively, including interest on debt to finance our real estate holdings and new boat inventory, net of interest assistance provided by manufacturers through the third quarter of fiscal 2003, and during fiscal 2002 and 2001. During the fourth quarter of fiscal 2003, we accounted for interest assistance provided by manufacturers in accordance with EITF 02-16, which most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

We made income tax payments of approximately $9.1 million, $7.5 million, and $8.1 million for the fiscal years ended September 30, 2003, 2002, and 2001, respectively.

Inventories

New and used boat, motor and trailer inventories are stated at the lower of cost, determined on a specific-identification basis, or market. Parts and accessories are stated at the lower of cost, determined on the first-in, first-out basis, or market. Based on the agings of the inventories and our consideration of current market trends, we maintain a valuation allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2003 or 2002.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation, and are depreciated over their estimated useful lives using the straight-line method. Useful lives for purposes of computing depreciation are as follows:

	Years
Buildings and improvements	5–40
Machinery and equipment	5–10
Furniture and fixtures	5–10
Vehicles	5

The cost of property and equipment sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in the consolidated statements of operations. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and improvements are capitalized and amortized over their useful lives.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and that identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. We have determined that our only identifiable intangible assets are dealer agreements, which are indefinite-lived intangibles. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually.

SFAS 142 was effective for fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early adopt SFAS 142 in fiscal 2002. SFAS 142 required the completion of a transitional impairment test within six months from the date of initial adoption of the statement. In addition to the initial assessment, we assess the impairment of identifiable intangible assets and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the transitional impairment test, which resulted in no impairment of goodwill or identifiable intangible assets. We have also completed the annual impairment test at June 30, 2003, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in connection with SFAS 142. We will continue to test goodwill and identifiable intangible assets for impairment at least annually on June 30, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Prior to the adoption of SFAS 142, all purchase price in excess of the net tangible assets was recorded as goodwill and amortized over 40 years on a straight-line basis. No identifiable intangible assets were recognized. There was no amortization expense for the fiscal years ended September 30, 2003 and 2002. For the fiscal year ended September 30, 2001, goodwill amortization expense was approximately $1.0 million. Accumulated amortization of goodwill was approximately $2.6 million at September 30, 2003 and 2002.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144), requires that long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. To date, we have not recognized any impairment of long-lived assets in connection with SFAS 144.

Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. We recognize these deposits as revenue upon delivery of the related boats to customers.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts and service operations at the time the boat, motor, trailer or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when the related boat sale is recognized. We also recognize marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies when the related boat sale is recognized. Pursuant to negotiated agreements with financial and insurance institutions, we are charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimal period of time. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2003 or 2002, is based on our experience with repayments or defaults on the related finance or insurance contracts.

We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution, or recognition of the related boat sale. We are charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2003 or 2002, is based upon our experience with repayments or defaults on the service contracts.

Stock-Based Compensation

We account for stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), under which no compensation cost has been recognized in these financial statements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the fair value method of accounting for stock options been adopted. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model. In March 2003, we adopted the Financial Accounting Standards Board, Statement of Financial Accounting Standards No.148, "Accounting for Stock-Based Compensation—Transitions and Disclosure" (SFAS 148). Under SFAS 148, the pro forma disclosures of stock-based compensation, as if the fair value method had been used, are required in both annual and interim financial statements.

Had compensation cost been determined using the fair value method described in SFAS 123, our net income and net income per share, as reported would have been the following for the fiscal years ended September 30, 2003, 2002, and 2001:

(Amounts in thousands except earnings per share)	2003	2002	2001
Net income as reported	**$19,681**	$17,065	$15,349
Compensation cost, net of related tax effects	**$ 1,103**	$ 691	$ 2,186
Pro forma net income	**$18,578**	$16,374	$13,163
Diluted earnings per share:			
As reported	**$ 1.26**	$ 1.10	$ 1.01
Pro forma	**$ 1.21**	$ 1.05	$ 0.86

See Note 12—"Stock Option and Purchase Plans" for further discussion and assumptions used to calculate the above pro forma information.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Total advertising and promotional expenses, net of related co-op assistance, approximated $8.3 million, $7.0 million and $4.9 million for the fiscal years ended September 30, 2003, 2002, and 2001, respectively.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited primarily to financial institutions. Concentrations of credit risk arising from receivables are limited primarily to manufacturers and financial institutions.

New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 establishes the accounting standards for the recognition and measurement of cash consideration paid by a vendor to a reseller. The consensus, which was modified in March 2003, revised certain provisions of its previously reached conclusions and provided additional transitional guidance. EITF 02-16 does not provide for restatement or reclassification of prior year amounts; rather it requires prospective application for new agreements or modifications to existing agreements entered into subsequent to December 31, 2002. EITF 02-16 is effective for interim period financial statements beginning after December 15, 2002, with early adoption permitted. We adopted EITF 02-16 during the quarter ended December 31, 2002. We determined that EITF 02-16 impacts our accounting for certain consideration received from vendors beginning July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. The adoption of this standard did not have a material impact on our consolidated financial statements.

In November 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on Issue No. 00-21, "Revenue Arrangements With Multiple Deliverables" (EITF 00-21). EITF 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. The consensus, which was modified in May 2003 to clarify the scope of EITF 00-21 and its interaction with other authoritative literature, is applicable to arrangements entered into for reporting periods beginning after June 15, 2003. The adoption of this standard did not have any effect on our consolidated financial statements.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have a material impact on our consolidated financial statements.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS 148's amendment for the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. SFAS 148's amendment of the disclosure requirements is effective for interim periods beginning after December 15, 2002. We adopted SFAS 148 in the quarter ended March 31, 2003.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after December 15, 2003. We do not expect the issuance of FIN 46 to have a material impact on our consolidated financial statements.

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted SFAS 150 in the quarter ended June 30, 2003, which resulted in no impact on our consolidated financial statements.

Fair Value of Financial Instruments

The carrying amount of our financial instruments approximates fair value due either to length of maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. The estimates made by us in the accompanying consolidated financial statements relate to valuation allowances, valuation of goodwill and intangible assets, and valuation of long-lived assets. Actual results could differ from those estimates.

4. ACCOUNTS RECEIVABLE:

Trade receivables consist primarily of receivables from financial institutions, which provide funding for customer boat financing, and amounts due from financial institutions earned from arranging financing with our customers. These receivables are normally collected within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts, and service. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties.

The allowance for uncollectible receivables, which was not material to the consolidated financial statements taken as a whole as of September 30, 2003 or 2002, is based on our consideration of customer payment practices, past transaction history with customers and economic conditions. We review the allowance for uncollectible receivables when a future event or other change in circumstances results in a change in the estimate of the ultimate collectibility of a specific account.

The accounts receivable balances consisted of the following as of September 30, 2003 and 2002:

(Amounts in thousands)	2003	2002
Trade receivables	$ 14,453	$ 9,036
Amounts due from manufacturers	6,234	4,590
Other receivables	1,070	642
	$ 21,757	$ 14,268

5. INVENTORIES:

Inventories consisted of the following as of September 30, 2003 and 2002:

(Amounts in thousands)	2003	2002
New boats, motors and trailers	$134,200	$137,924
Used boats, motors and trailers	26,661	21,980
Parts, accessories and other	4,521	4,217
	$165,382	$164,121

6. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of September 30, 2003 and 2002:

(Amounts in thousands)	2003	2002
Land	$ 22,174	$ 19,763
Buildings and improvements	43,302	40,123
Machinery and equipment	15,083	10,637
Furniture and fixtures	8,654	7,277
Vehicles	3,814	3,373
	93,027	81,173
Less—Accumulated depreciation	(21,128)	(17,157)
	$ 71,899	$ 64,016

7. GOODWILL AND OTHER INTANGIBLE ASSETS:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and that identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. We have determined that our only identifiable intangible assets are dealer agreements, which are indefinite-lived intangibles. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually.

SFAS 142 was effective for fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. We elected to early adopt SFAS 142 in fiscal 2002. SFAS 142 required the completion of a transitional impairment test within six months from the date of initial adoption of the statement. In addition to the initial assessment, we assess the impairment of identifiable intangible assets and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the transitional impairment test, which resulted in no impairment of goodwill or identifiable intangible assets. We have also completed the annual impairment test at June 30, 2003, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in connection with SFAS 142. We will continue to test goodwill and identifiable intangible assets for impairment at least annually on June 30, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Prior to the adoption of SFAS 142, all purchase price in excess of the net tangible assets was recorded as goodwill and no identifiable intangible assets were recognized.

The changes in the carrying amounts of identifiable intangible assets and net goodwill, based on our initial valuations, for the fiscal years ended September 30, 2003 and 2002, are as follows:

(Amounts in thousands)	Dealer Agreement Intangibles	Goodwill
Balance, September 30, 2001	$ —	$39,992
Additions through acquisitions during the period	3,276	6,321
Balance, September 30, 2002	$3,276	$46,313
Additions through acquisitions during the period	1,229	2,326
Balance, September 30, 2003	**$4,505**	**$48,639**

The following presents the reduction of goodwill amortization, net of related tax effects, due to the adoption of SFAS 142 in fiscal 2002 on the results of operations for the fiscal year ended September 30, 2001 (amounts in thousands except share data and earnings per share):

Net income as reported	$15,349
Goodwill amortization adjusted for income taxes	699
Adjusted net income	$16,048
Diluted earnings per share:	
Net income per common share	$ 1.01
Goodwill amortization	.04
Adjusted net income per common share	$ 1.05
Weighted average common shares outstanding	15,238,719
Basic earnings per share:	
Net income per common share	$ 1.01
Goodwill amortization	.04
Adjusted net income per common share	$ 1.05
Weighted average common shares outstanding	15,220,322

8. SHORT-TERM BORROWINGS:

In December 2001, we entered into a revolving credit facility with four finance institutions that provides us a line of credit with asset-based borrowing availability of up to $220 million. The facility also allows us $20 million in traditional floorplan borrowings. The facility has a three-year term, with two one-year renewal options. During November 2002, we exercised one of the two one-year renewal options, which the bank approved, extending the maturity date to December 2005. The facility accrues interest at a rate of LIBOR plus 175 to 260 basis points, which is determined in accordance with a performance pricing grid, as defined in the credit facility. Borrowings under the facility are pursuant to a borrowing base formula and are used primarily for working capital and inventory financing. The facility requires us to maintain certain financial covenants, including a tangible net worth ratio, among other restrictions. As of September 30, 2003, we were in compliance with all of the financial covenants.

Short-term borrowings as of September 30, 2003 and 2002 were $97.0 million and $95.0 million, respectively. The additional available borrowings under the Facilities at September 30, 2003 were approximately $72.9 million. At September 30, 2003, the interest rate on the outstanding borrowings was 2.9%. Generally, our short-term borrowings are collateralized by certain accounts receivable and inventories.

As is common in our industry, we receive interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer and generally include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to us or our lender depending on the arrangements the manufacturer has established. We adopted EITF 02-16 during the quarter ended December 31, 2002, which most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. See Note 3—"Significant Accounting Policies—New Accounting Pronouncements" for further discussion of the adoption of this standard.

9. LONG-TERM DEBT:

Long-term debt consisted of the following as of September 30, 2003 and 2002:

(Amounts in thousands)	2003	2002
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $3,500 to $59,700, bearing interest at rates ranging from 3.06% to 7.75%, maturing February 2006 through December 2012, collateralized by machinery and equipment	$22,321	$21,467
Various mortgage notes payable to financial institutions, due in monthly installments ranging from $1,000 to $2,200, bearing interest at a rates ranging from 7.90% to 9.79%, maturing June 2006 through March 2010, collateralized by certain vehicles and machinery and equipment	22	298
	22,343	21,765
Less—Current maturities	(2,344)	(1,908)
	$19,999	$19,857

The aggregate maturities of long-term debt were as follows at September 30, 2003:

Year Ending September 30,	Amount
2004	$ 2,344
2005	2,453
2006	2,567
2007	2,579
2008	2,509
Thereafter	9,891
Total	$22,343

10. INCOME TAXES:

The components of our provision for income taxes consisted of the following for the fiscal years ended September 30, 2003, 2002, and 2001:

(Amounts in thousands)	2003	2002	2001
Current provision:			
Federal	$10,074	$ 8,243	$7,737
State	1,246	870	779
Total current provision	11,320	9,113	8,516
Deferred provision:			
Federal	$ 910	$ 1,427	$ 993
State	91	143	99
Total deferred provision	1,001	1,570	1,092
Total income tax provision	$12,321	$10,683	$9,608

Below is a reconciliation of the statutory federal income tax rate to our effective tax rate for the fiscal years ended September 30, 2003, 2002, and 2001:

	2003	2002	2001
Federal tax provision	35.0%	35.0%	35.0%
State tax provision, net of federal benefit	3.5%	3.3%	3.0%
Other	0.0%	0.2%	0.5%
Effective tax rate	38.5%	38.5%	38.5%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The components of deferred taxes as of September 30, 2003 and 2002, are as follows:

(Amounts in thousands)	2003	2002
Current deferred tax assets (liabilities):		
Inventories	$ (38)	$ (701)
Accrued expenses	1,363	632
Other	203	282
Net current deferred tax assets (liabilities)	$ 1,528	$ 213
Long-term deferred tax assets (liabilities):		
Depreciation and amortization	$(7,067)	$(4,754)
Other	266	269
Net long-term deferred tax liabilities	$(6,801)	$(4,485)

As of September 30, 2003, we estimated that it is more likely than not that we will recognize the benefit of our deferred tax assets and, accordingly, no valuation allowance has been recorded.

11. STOCKHOLDERS' EQUITY:

In November 2000, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 300,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependent upon various factors, including price and availability of the shares, and general market conditions. As of September 30, 2003, we purchased an aggregate of 96,413 shares of common stock under the plan for an aggregate purchase price of $635,000. As of September 30, 2003, 89,611 and 6,802 of those repurchased shares have been reissued in conjunction with our Employee Stock Purchase Plan and our Incentive Stock Plan, respectively.

12. STOCK OPTION AND PURCHASE PLANS:

On April 5, 1998 and April 30, 1998, respectively, the Board of Directors adopted and the stockholders approved the following stock option plans:

1998 Incentive Stock Plan (the Incentive Stock Plan)—The Incentive Stock Plan provides for the grant of incentive and non-qualified stock options to acquire our common stock, the grant of common stock, the grant of stock appreciation rights, and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to us. A maximum of the lesser of 4,000,000 shares or 20% of the then outstanding shares of our common stock may be issued under the Incentive Stock Plan. The Incentive Stock Plan terminates in April 2008, and options may be granted at any time during the life of the Incentive Stock Plan. The date on which options vest and the exercise prices of options are determined by the Board of Directors or the Plan Administrator.

The Incentive Stock Plan also includes an Automatic Grant Program providing for the automatic grant of options (Automatic Options) to our non-employee directors.

Employee Stock Purchase Plan (the Stock Purchase Plan)—The Stock Purchase Plan provides for up to 500,000 shares of common stock to be issued, and is available to all our regular employees who have completed at least one year of continuous service.

The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October in the years 1998 through 2007, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended September 30, 2003, 2002, and 2001:

	2003	2002	2001
Risk-free interest rate	5.1%	5.4%	4.4%
Dividend yield	0.0%	0.0%	0.0%
Expected life	5.4 years	5.4 years	7.6 years
Volatility	40.7%	38.8%	43.6%

Using these assumptions, the fair value of the stock options granted as of September 30, 2003, 2002, and 2001 was approximately $11.5 million, $7.5 million, and $7.4 million, respectively, which would be amortized as compensation expense over the vesting period of the options.

A summary of the status of our stock option plans for the fiscal years ended September 30 2003, 2002, and 2001 is as follows:

	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding beginning of year	2,378,366	$10.55	2,273,209	$10.85	2,273,539	$11.04
Granted	395,800	$ 9.96	356,160	$ 8.84	327,772	$ 8.71
Exercised	(52,705)	$11.85	(3,851)	$12.50	—	$ —
Forfeited	(394,872)	$11.24	(247,152)	$10.69	(328,102)	$10.98
Outstanding end of year	2,326,589	$10.30	2,378,366	$10.55	2,273,209	$10.85

The following table summarizes information about outstanding and exercisable stock options at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 7.00– 9.00	930,676	7.9	$ 8.28	78,444	$ 7.94
$ 9.01–11.00	444,010	6.2	$ 9.74	144,201	$ 9.89
$11.01–13.00	888,463	5.0	$12.43	511,317	$12.42
$13.01–15.00	63,440	9.3	$13.98	3,640	$13.75
	2,326,589	6.5	$10.30	737,602	$11.46

Generally, the options granted have a term of 10 years from the grant date and vest 20% per annum beginning at the end of year three.

Also outstanding at September 30, 2003, were warrants issued in conjunction with the fiscal 1999 Boating World acquisition. The warrants provide the holder the right to buy 40,000 shares of our common stock at $15.00 per share.

13. NET INCOME PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted earnings per share for the fiscal years ended September 30, 2003, 2002, and 2001:

	2003	2002	2001
Weighted average common shares outstanding used in calculating basic earnings per share	15,337,873	15,270,827	15,220,322
Effect of dilutive options	333,597	270,146	18,397
Weighted average common and common equivalent shares used in calculating diluted earnings per share	15,671,470	15,540,973	15,238,719

Options to purchase 860,905, 1,136,201, and 1,757,048 shares of common stock were outstanding as of September 30, 2003, 2002, and 2001, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of our common stock.

14. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

We lease certain land, buildings, machinery, equipment, and vehicles related to our dealerships under non-cancelable third-party operating leases. Rental payments, including month-to-month rentals, were approximately $7.2 million, $6.5 million and $6.2 million for the fiscal years ended September 30, 2003, 2002, and 2001, respectively. Rental payments to related parties under both cancelable and non-cancelable operating leases approximated $367,000 and $800,000 for the fiscal years ended September 30, 2003 and 2001, respectively. There were no rental payments to related parties for the fiscal year ended September 30, 2002.

The rental payments to related parties, under both cancelable and non-cancelable operating leases during fiscal 2003, represent rental payments for buildings to an entity partially owned by an officer of our company. We believe the terms of the transaction are consistent with those that we could obtain from third parties.

Future minimum lease payments under non-cancelable operating leases at September 30, 2003, were as follows:

Year Ending September 30,	Amount
2004	$ 5,929
2005	4,283
2006	3,667
2007	3,421
2008	2,531
Thereafter	1,142
Total	$20,973

Other Commitments and Contingencies

We are party to various legal actions arising in the ordinary course of business. The ultimate liability, if any, associated with these matters was not determinable at September 30, 2003. While it is not feasible to determine the outcome of these actions at this time, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

We are subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. We believe that we are in compliance with such regulations.

15. EMPLOYEE 401(K) PROFIT SHARING PLANS:

Effective January 1, 2001, we amended the MarineMax, Inc. 401(k) Profit Sharing Plan (the Plan). Employees are eligible to participate in the Plan following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, we match 50% of participants' contributions, subject to a maximum of 5% of each participants' compensation. We contributed, under the Plan, or pursuant to previous similar plans, amounts ranging from approximately $700,000 to approximately $800,000 for the fiscal years ended September 30, 2003, 2002, and 2001.

16. PREFERRED SHARE PURCHASE RIGHTS:

During September 2001, we adopted a Stockholders' Rights Plan (the Rights Plan) that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the Rights Plan, a dividend of one Preferred Share Purchase Right was issued for each share of common stock held by the stockholders of record as of the close of business on September 7, 2001. Each right entitles stockholders to purchase, at an exercise price of $50 per share, one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of our common stock is announced or commenced. After any such event, other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of the outstanding common stock. The rights expire on August 28, 2011.

The Rights Plan adoption and Rights Distribution is a non-taxable event with no impact on our financial results.

17. SUBSEQUENT EVENTS:

Subsequent to our fiscal year end, we were appointed the exclusive dealer for Italy-based Ferretti Group for Ferretti Yachts, Pershing, Riva, Apreamare, Mochi Craft, Custome Line, and CRN in the United States, Canada, and the Bahamas, and we have the right to become the exclusive dealer in Mexico and the Caribbean. We also were appointed the exclusive dealer for Bertram in the United States (excluding the Florida peninsula and certain portions of New England), Canada, and the Bahamas, and we have the right to become the exclusive dealer in Mexico and certain areas of the Caribbean. The three-year dealer agreement, which can be extended subject to its terms, appoints us as the exclusive dealer for the retail sale, display, and servicing of designated Ferretti Group and Bertram products and repair parts currently or in the future sold by Ferretti Group and Bertram in the designated geographic areas.

Simultaneous with the exclusive dealer appointments, we acquired our 66th retail location. We acquired substantially all of the assets and assumed certain liabilities of Emarine International, Inc. and Steven Myers, Inc., a privately held boat dealership located in Fort Lauderdale, Florida, for approximately $105,000 in cash. The acquisition was accounted for under the purchase method of accounting, which resulted in the recognition of approximately $300,000 in goodwill, including acquisition costs. The acquisition provides us with an established retail location, which sells Ferretti Group and Bertram products in the Southeast Florida boating community. The asset purchase agreement contains an earn out provision, which will impact the final purchase price annually, based on the future profits of the location, assuming certain conditions and provisions are met.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
MarineMax, Inc.

We have audited the accompanying consolidated balance sheets of MarineMax, Inc. and subsidiaries as of September 30, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of MarineMax, Inc. for the year ended September 30, 2001, were audited by other auditors who have ceased operations and whose report dated October 18, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries at September 30, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of MarineMax, Inc. and subsidiaries for the year ended September 30, 2001, were audited by other auditors who have ceased operations. As described in Note 7, the 2001 financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of October 1, 2001. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in that period related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 7 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

ERNST & YOUNG LLP

Tampa, Florida,
October 17, 2003

THIS REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To MarineMax, Inc.:

We have audited the accompanying consolidated balance sheets of MarineMax, Inc. (a Delaware corporation) and subsidiaries as of September 30, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MarineMax, Inc. and subsidiaries as of September 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tampa, Florida,
October 18, 2001

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low
2001		
First quarter	$ 9.00	$ 5.50
Second quarter	$ 9.95	$ 7.30
Third quarter	$ 9.41	$ 6.00
Fourth quarter	$ 8.63	$ 6.31
2002		
First quarter	$12.65	$ 7.65
Second quarter	$15.40	$10.85
Third quarter	$14.19	$ 9.00
Fourth quarter	$12.95	$ 7.15
2003		
First quarter	**$13.08**	**$ 8.67**
Second quarter	**$14.50**	**$ 9.02**
Third quarter	**$15.43**	**$12.62**
Fourth quarter (through December 23, 2003)	**$19.85**	**$14.39**

On December 23, 2003, the closing sale price of our common stock was $18.87 per share. On December 23, 2003, there were approximately 100 record holders and approximately 2,100 beneficial owners of our common stock.

CORPORATE DIRECTORY

CORPORATE INFORMATION

Corporate Headquarters
18167 U.S. Highway 19 North
Suite 499
Clearwater, Florida 33764
Telephone: 727-531-1700
Facsimile: 727-524-3954

Listing
NYSE Symbol "HZO"

Annual Stockholders' Meeting
Thursday, February 5, 2004
8:00 AM
Wyndham Westshore Hotel
4860 West Kennedy Boulevard
Tampa, Florida 33609
813-286-4400

Legal Counsel
Greenberg Traurig
Phoenix, Arizona

Independent Certified Public Accountants
Ernst & Young LLP
Tampa, Florida

Transfer Agent
American Stock Transfer & Trust Company
New York, New York

[illegible]

Stockholders can obtain [illegible] reports filed with the Securities and Exchange Commission along with other corporate information upon written request to Investor Relations at the Corporate Headquarters.

Visit our website for dealer locations, product information, Company background and current news: **http://www.marinemax.com**

Forward-Looking Statement

Certain statements in this annual report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks include the impact of seasonality and weather, general economic conditions and the level of consumer spending, the Company's ability to complete and integrate acquisitions into existing operations and numerous other factors identified in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

Certifications

Our Chief Executive Officer and Chief Financial Officer have made financial certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as required, in filings with the Securities and Exchange Commission. In addition, our Chief Executive Officer has certified to the NYSE that he is unaware of any violation by us of the NYSE corporate governance listing standards.


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[illegible]

1 **William H. McGill, Jr.**
Chairman of the Board, Chief Executive Officer and President

2 **Michael H. McLamb**
Executive Vice President, Chief Financial Officer and Secretary

3 **Gerald Benstock**
Chairman
Superior Uniform Group

4 **Robert D. Basham**
President and Chief Operating
Outback Steakhouse, Inc.

5 **Robert S. Kant, Esq.**
Principal Shareholder
Greenberg Traurig

6 **Dean S. Woodman**
Retired Managing Director
ING Baring

7 **John B. Furman, Esq.**
Consultant
Former Chief Executive Officer
Rural/Metro Corporation

EXECUTIVE OFFICERS

1 **William H. McGill, Jr.**
Chairman of the Board, Chief Executive Officer and President

2 **Michael H. McLamb**
Executive Vice President, Chief Financial Officer and Secretary

8 **Kurt M. Frahn**
Vice President of Finance and Treasurer

9 **Jack P. Ezzell**
Vice President and Chief Accounting Officer

10 **Michael J. Aiello**
Vice President

11 **Edward A. Russell**
Vice President

12 **Anthony K. Aisquith**
Vice President


Your most important meeting of the day.

MARINEMAX
DELIVERING THE BOATING DREAM

18167 U.S. Highway 19 North
Suite 499
Clearwater, FL 33764
(727) 531-1700 fax (727) 524-3954

HZO Listed NYSE
THE NEW YORK STOCK EXCHANGE

www.marinemax.com